Exhibit 99.2

an Exploration Stage Company

Interim Consolidated Financial Statements

October 31, 2010

MegaWest Energy Corp. (an exploration stage company)
Interim Consolidated Balance Sheets
(unaudited)

(in Canadian dollars)	October 31, 2010	April 30, 2010
Assets
Current assets
Cash and cash equivalents	$50,528	$152,382
Cash in escrow (note 6)	509,950	-
Restricted cash (note 13)	65,109	64,081
Accounts receivable	46,303	464,314
Prepaid expenses	155,380	111,953
	827,270	792,730
Oil and gas assets (note 2)	25,753,870	24,392,196
Administrative assets	39,338	81,230
Long-term receivable (note 3)	300,224	312,495
Reclamation deposits (note 5)	146,121	143,047
	$27,066,823	$25,721,698

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$683,571	$756,205
Asset retirement obligations (note 5)	258,320	249,550
	941,891	1,005,755
Asset retirement obligations (note 5)	584,924	530,153
Convertible notes (note 6)	4,286,450	-
	5,813,265	1,535,908

Shareholders’ Equity
Share capital (note 7 (a))	83,605,475	83,605,475
Preferred shares (note 7 (b))	-	2,021,126
Warrants and Preferred B option (note 7 (c))	584,770	500,000
Equity portion of convertible notes (note 6)	652,117	-
Contributed surplus (note 11)	23,146,657	22,706,033
Accumulated deficit from prior operations	(562,633)	(562,633)
Accumulated deficit from exploration stage	(86,172,828)	(84,084,211)
	21,253,558	24,185,790
	$27,066,823	$25,721,698

Going concern (note 1)
Contingency and contractual obligation (note 16)

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
(unaudited)

	Three months ended October 31		Six months ended October 31		From Exploration Stage Inception on November 1, 2006 through October 31,
	2010	2009	2010	2009	2010

Interest income	$-	$1,517	$-	$3,274	$1,137,109
Expenses
Impairment of oil and gas assets	-	-	-	-	41,345,891
General and administrative (note 12)	502,084	762,504	1,297,738	1,554,022	20,865,846
Financing costs	-	-	-	-	2,466,000
Loss on marketable securities	-	-	-	-	2,094,000
Foreign exchange (gain) loss	(35,806)	68,695	(174,374)	84,401	1,615,857
Interest and accretion on convertible notes	180,546	-	181,306	-	452,355
Interest on line of credit (note 4)	8,242	-	29,705	-	29,705
Depreciation and accretion	39,698	41,822	78,258	84,221	526,460
	694,764	873,021	1,412,633	1,722,644	69,396,114
Net loss and comprehensive loss for the period	(694,764)	(871,504)	(1,412,633)	(1,719,370)	(68,259,005)

Accumulated deficit, beginning of period	(86,040,697)	(80,359,395)	(84,646,844)	(79,511,529)	-
Dividends declared (note 7 (b))	-	(16,000)	(83,264)	(16,000)	(306,100)
Deficit adjustment on shareholder transactions (notes 7 (b) and (c))	-	-	(592,720)	-	(592,720)
Deficit adjustment on related party acquisitions	-	-	-	-	(17,257,043)
Adoption of new accounting standard	-	-	-	-	242,040
Accumulated deficit, end of period	$(86,735,461)	$(81,246,899)	$(86,735,461)	$(81,246,899)	$(86,172,828)

Net loss per share
Basic and diluted (note 10)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Weighted average shares outstanding
Basic and diluted	133,289,472	133,244,472	133,289,472	133,244,472

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Interim Consolidated Statements of Cash Flows
(unaudited)

					From Exploration Stage Inception on November 1, 2006 through October 31, 2010
	Three months ended October 31		Six months ended October 31
	2010	2009	2010	2009
Operating activities
Net loss	$(694,764)	$(871,504)	$(1,412,633)	$(1,719,370)	$(68,259,005)
Items not involving cash
Impairment of oil and gas assets	-	-	-	-	41,345,891
Stock-based compensation (note 12)	84,330	59,007	436,224	122,707	7,424,054
Unrealized foreign exchange (gain) loss	3,405	(345,445)	(164,792)	(325,348)	1,677,364
Interest and accretion on convertible notes	96,072	-	96,832	-	367,881
Depreciation and accretion	39,698	41,822	78,258	84,221	526,460
Financing costs	-	-	-	-	2,466,000
Loss on marketable securities	-	-	-	-	2,094,000
Change in non-cash working capital	240,203	(58,044)	364,281	(141,411)	651,618
	(231,056)	(1,174,164)	(601,830)	(1,979,201)	(11,705,737)
Financing activities
Line of credit repayment	(320,582)	-	-	-	-
Proceeds from issuance of convertible notes, net of transaction costs	-	-	2,388,266	-	2,388,266
Proceeds from issuance of preferred shares, warrants and options	-	2,298,290	-	2,298,290	2,298,290
Proceeds from issuance of common shares	-	-	-	-	53,141,108
Proceeds from exercise of stock options and warrants	-	-	-	-	507,373
Notes payable	-	-	-	-	(40,000)
Change in non-cash working capital	(26,750)	-	(509,950)	-	(476,950)
	(347,332)	2,298,290	1,878,316	2,298,290	57,818,087
Investing activities
Expenditures on oil and gas assets, net of pre-commercial oil sales	(918,112)	(984,972)	(1,326,957)	(1,094,544)	(38,540,131)
Expenditures on administrative assets	(707)	-	(3,142)	-	(425,550)
Disposition of oil and gas assets	-	2,163,400	-	2,163,400	2,553,400
Acquisitions, net of cash acquired	-	-	-	-	(4,591,789)
Long-term accounts receivable	(604)	-	12,271	-	(300,224)
Marketable securities	-	-	-	-	(1,851,960)
Change in restricted cash and reclamation deposits	902	(57,042)	(4,102)	48,257	(211,230)
Change in non-cash working capital	(149,198)	32,210	(62,331)	6,363	(514,496)
	(1,067,719)	1,153,596	(1,384,261)	1,123,476	(43,881,980)
Change in cash and cash equivalents	(1,646,107)	2,277,722	(107,775)	1,442,565	2,230,370
Exchange rate fluctuations on cash and cash equivalents	(55,367)	333,038	5,921	207,949	(2,187,655)
Cash and cash equivalents, beginning of period	1,752,002	806,312	152,382	1,766,558	7,813
Cash and cash equivalents, end of period	$50,528	$3,417,072	$50,528	$3,417,072	$50,528

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

These unaudited interim consolidated financial statements of MegaWest Energy Corp ("MegaWest" or the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles and on a basis consistent with the audited April 30, 2010 consolidated financial statements except that certain disclosures have been condensed or omitted.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited April 30, 2010 consolidated financial statements and the notes contained therein.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of period financial statements necessarily involves the use of estimates and approximations for which actual results could differ.

1.	Exploration Stage and Going Concern:

MegaWest is an exploration stage company that is developing heavy oil properties in the United States.  MegaWest has been in the exploration stage since November 2006 and its activities have included analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction and operation of thermal demonstration projects, and securing capital to fund operations.

On July 30, 2010, the Company raised US $2.5 million in a financing with a group of its existing shareholders (see note 6). The Company has used its available cash primarily for development activities on its Missouri oil projects and it will need to raise additional funds within the next 12 months by means of additional equity issuances, debt financing or selling of working interests in order to discharge its liabilities and continue these development activities.

While the outcome of fund raising and development activities cannot be determined at this time, these financial statements are prepared on the basis of a going concern. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While there is significant uncertainty about the ability of the Company to continue to use the going concern assumption, these financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

2.	Oil and Gas Assets:

The Company remains in the exploration stage.  Accordingly, no provision for depletion expense has been made and all oil sales to date have been netted against project costs.  The following table summarizes the oil and gas assets by project:
Cost	Missouri (a)	Kentucky(b)	Montana (c)	Texas	Kansas (d)	Other (e)	Total
Balance, April 30, 2010	$18,991,910	$3,266,642	$697,083	$-	$96,112	$1,340,449	$24,392,196
Additions	2,197,935	74,786	-	-	-	67,134	2,339,855
Pre-commercial oil sales, net	(978,181)	-	-	-	-	-	(978,181)
Balance, October 31, 2010	$20,211,664	$3,341,428	$697,083	$-	$96,112	$1,407,583	$25,753,870

During the three and six months ended October 31, 2010, the Company capitalized $56,776 and $113,553, respectively (three and six months ended October 31, 2009 - $64,552), of administrative costs and $1,970 and $4,400, respectively (three and six months ended October 31, 2009 - $7,293), of stock-based compensation costs, which have been included as part of the project additions.

In conjunction with the Series B Preferred Shares (note 7(c)), Mega Partners 1, LLC (“MP1”) obtained certain rights to acquire additional property interests as follows:

•
For a period which is the latter of the Series B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 has the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

•
For a period which is the latter of the Series B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 has the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition.

(a)
Missouri

Effective July 1, 2010, MegaWest reacquired a 10% working interest in the Company’s Marmaton River and Grassy Creek projects in exchange for a 2.75% gross overriding royalty (“GOR”) interest on the projects. Following this acquisition, MegaWest has a 100% working interest in both projects. At October 31, 2010, the Company had an average 100% working interest in approximately 38,119 unproved net mineral acres of oil and gas leases. Costs incurred relate to lease acquisition, geological and geophysical activities, exploration and delineation drilling and facilities for the Marmaton River and Grassy Creek projects.

MP1 retains the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility costs.

The Missouri projects remain in a pre-commercial stage.  During the six months ended October 31, 2010, $978,181 of oil sales, net of royalties, have been recorded against the costs (cumulative oil sales, net of royalties, recorded against the costs from fiscal 2007 to October 31, 2010 - $3,039,469).

(b)
Kentucky

The Company has a 37.5% working interest in the shallow rights and an additional 37.5% working interest in the deep rights in certain oil and gas leases totaling approximately 29,147 unproved net mineral acres (10,930 company net acres).

On September 21, 2010, the Company and its 62.5% working interest partner (together the “Farmor”) signed a farm-out agreement for their interest in 5,100 net acres in the Little Muddy Area of Butler County, Kentucky to a Houston-based independent exploration and production company (“Farmee”).

On December 4, 2010, this farm-out agreement was expanded to cover the full 29,147 unproved net mineral acres. All acreage leased in Kentucky by the Farmor and the Farmee in Butler, Warren, Edmonson and Muhlenberg counties shall be pooled and be subject to the new agreement, including approximately 1,000 net acres owned by the Farmee which are contiguous with Farmor’s leases.

Commencing early in 2011, the Farmee, at its sole cost, will drill, test and complete or abandon wells at locations of its choice on the joint lands, test production technologies and construct any production facilities required.  Upon Farmee recovering all of its project development costs out of 100% of the working interest revenue attributable to each production project on the joint lands, the working interest in, and revenue from, each such project will be shared 50% by the Farmee and 50% by the Farmor (MegaWest 18.75%, working interest partner 31.25%).  During each year of the 4-year term of this agreement, the Farmee is required to pay all lease rentals attributable to the joint lands and drill a sufficient number of wells to hold a minimum of 15% of the joint lands.  The parties will share any sale proceeds from the pooled lands, net of cost recovery, in proportion to their respective working interests.

(c)	Montana The Montana leases include an average 55.3% working interest in 15,688 unproved net mineral acres in Montana covering two prospects, Teton and Devils Basin.

(d)
Kansas

The Chetopa project consists of a 100% interest in two oil and gas leases covering 385 net mineral acres located two miles south of Chetopa, Kansas.  The project was suspended in fiscal 2009.  The carrying value of the Chetopa project represents the estimated salvage value of the equipment.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

(e)	Other Other costs consist primarily of five used steam generators and related equipment that will be assigned to future projects.

3.	Long-term Receivable:

The $300,224 (April 30, 2010 - $312,495) long-term receivable is related to capital and operating costs owing from a joint venture partner on the  Marmaton River and Grassy Creek projects in Missouri. In July 2010, the Company and the joint venture partner entered into an arrangement whereby the Company acquired the partner’s 10% working interest in the projects in exchange for a 2.75% gross overriding royalty interest effective July 1, 2010 (note 2 (a)).  Under this arrangement, the Company will recover the balance owing from 50% of the gross overriding royalty payments to the partner. During the time the receivable is outstanding, the Company will receive interest on the outstanding balance at the U.S bank prime rate plus 3%.

4.	Natural Gas Purchase Line of Credit Agreement:

On April 29, 2010, the Company entered into a natural gas purchase line of credit agreement with a private lender for a line of credit for the sole purpose of buying natural gas to fuel the steam generators on its Marmaton River and Grassy Creek projects.   The credit facility is available up to a maximum of US$1.0 million at a fixed interest rate of 2% per month calculated on the average daily outstanding principal balance.  As security, the Company has signed a mortgage and a promissory note granting security to the lender over certain properties owned by the Company in Missouri.   The credit agreement can be terminated by the Company upon 30 days’ notice.

As of October 31, 2010, there were no amounts drawn on the credit facility.

5.	Asset Retirement Obligations:

The total future asset retirement obligation was estimated based on the Company’s ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of such payments.  The present value of this obligation has been projected using estimates of the future costs denominated in US dollars.  The Company estimated the present value of its asset retirement obligations at October 31, 2010 based on a future undiscounted liability of $1,211,940 (US$1,188,292).  These costs are expected to be incurred within one to fifteen years.  A credit-adjusted risk-free discount rate of 10% and an inflation rate of 2% were used to calculate the present value.

Changes to the asset retirement obligation were as follows:
Balance, April 30, 2010	$779,703
Additions	30,317
Accretion	33,224
Balance, October 31, 2010	843,244
Current portion for cash flows expected to be incurred within one year	(258,320)
Long-term portion	$584,924

As at October 31, 2010, the Company has $146,121 (April 30, 2010 - $143,047) of cash deposits with authorities to secure certain abandonment liabilities in Missouri.

6.	Convertible Notes:

On July 30, 2010, the Company closed a financing with a group of its existing shareholders for US $2.5 million of funding.  The transactions consist of the issuance of US $2.5 million in senior secured convertible notes, the conversion of the Preferred A Shares into junior secured convertible notes and the reacquisition by MegaWest of a 10% working interest in the Marmaton River and Grassy Creek projects (note 2 (a)) in exchange for a 2.75% overriding royalty interest on the same properties.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

The following table details the Senior Notes and Junior Notes outstanding as at October 31, 2010:
	Face Value	Liability Component	Equity Component	Senior Warrants
Senior Notes	$2,586,250	$2,333,294	$60,137	$73,500
Junior Notes	2,587,355	1,953,156	591,980	-
Balance, October 31, 2010	$5,173,605	$4,286,450	$652,117	$73,500

The following table details the continuity of convertible notes for the period ended October 31, 2010:
	Face Value	Liability Component	Equity Component	Senior Warrants
Issued, July 30, 2010	$5,173,605	$4,447,988	$652,117	$73,500
Transaction costs	-	(197,984)	-	-
Interest and accretion	-	96,832	-	-
Foreign exchange gain	-	(60,386)	-	-
Balance, October 31, 2010	$5,173,605	$4,286,450	$652,117	$73,500

(a)	Senior Secured Convertible Notes

On July 30, 2010, the Company issued US$2.5 million (Cdn$2,586,250) principal amount of senior secured convertible notes (the “Senior Notes”).  The Senior Notes pay interest quarterly at an annual rate of 8% in cash or 12% in additional Senior Notes at the Company’s option until January 30, 2011 and at the holder’s option thereafter.  The Senior Notes mature on January 30, 2012 and are convertible at any time at the holder’s option at a conversion price of $0.05 per common share.  The Senior Notes are also redeemable in cash at any time at the Company’s option or convertible into common shares at the Company’s option if the underlying shares are freely tradable and common shares of the Company trade at or above $0.25 per share for the previous 20 consecutive trading days and the daily average trading volume has been in excess of US$75,000 per day for the same period. In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. The Company will give 30 days’ notice of cash redemption at which time the Investors may elect to receive the redemption in common shares at the conversion price.

The Senior Notes are senior secured obligations of the Company secured by the Company’s oil and gas assets in the state of Missouri.

In addition, one warrant (“Senior Warrants”) has been issued to the Senior Note holders for each $0.05 principal amount of the Senior Notes for a total of 50,000,000 Senior Warrants.  The Senior Warrants are exercisable at $0.05 per share until July 29, 2013.

The liability component of the Senior Notes was recorded at $2,319,910 representing the estimated fair value of the debt obligation, net of the estimated fair value of the conversion feature of $60,137, the estimated fair value of the Senior Warrants of $73,500 and transaction costs of $128,690.  The fair value of the liability component was determined based on the present value of expected future cash flows.  The residual value was bifurcated between the conversion feature and Senior Warrants based on their pro-rata portion of fair values estimated using the Black-Scholes pricing model based on a risk free rate of 1.63%, expected volatility of 171% and an expected life of 18 months to 3 years.

As at October 31, 2010, $509,950 (US$500,000) of the Senior Note proceeds were held in an escrow account.  In November 2010, all funds were released from escrow.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

(b)	Junior Secured Convertible Notes

On July 30, 2010, the Company converted 22,000 Preferred A Shares plus US$301,069 of accumulated dividends (note 7(b)) into US$2,501,069 (Cdn$2,587,355) of junior secured convertible notes (the “Junior Notes”).  The Junior Notes pay interest quarterly at an annual rate of 5% in cash or 7.5% in additional Junior Notes at the Company’s option until January 30, 2011 and at the holder’s option thereafter.  The Junior Notes mature on July 30, 2013 and are convertible at any time at the holder’s option at a conversion price of $0.05 per common share.  The Junior Notes are redeemable in cash at any time at the Company’s option or convertible at the Company’s option or convertible into common shares at the Company’s option provided: i) production from the Deerfield Area is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$75,000 per day for the same 20 day period.   In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. The Company will give 30 days’ notice of cash redemption at which time the Investors may elect to receive the redemption in common shares at the conversion price.

The Junior Notes are secured by the same assets as the Senior Notes, but rank behind the Senior Notes in priority.

The liability component of the Junior Notes was recorded at $1,922,430 representing the fair value of the obligation, net of the conversion feature of $591,980 and transaction costs of $69,294.   The fair value of the liability component was determined based on the present value of expected future cash flows.  The residual value was ascribed to the conversion feature.

(c)	Additional features

Preferred B Option

The expiry date for the Preferred B Option period was extended from November 24, 2010 to May 24, 2011 (note 8(b)). The $11,270 value of the extension has been recorded as a direct charge to accumulated deficit and was estimated using the Black-Scholes pricing model based on a risk free rate of 2.23%, expected volatility of 152% and a 9 month period.

Share Consolidation

As part of the financing, the investors and the Company have agreed that the Company will endeavor to effect a share consolidation on the basis of one new common share for a minimum of five existing common shares at the next Annual and Special Meeting.

Anti Dilution

The investors in the Senior Notes and the Junior Notes shall be extended full anti-dilution protection on all convertible securities including notes and warrants. Following an anticipated five for one share consolidation, the anti-dilution protection shall have a floor of US$0.10 per common share until July 29, 2013.

Right of Participation

Until July 29, 2011, while either the Senior Notes or the Junior Notes remain outstanding, the investors shall have a right to 100% participation in future financings of the Company subject to a 15-day notice period. While the Senior Notes and the Junior Notes remain outstanding, investors shall have a pro-rata right of participation in all future financings based on the amounts invested by the investors.

7.	Share Capital:

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value.

(a)	Issued Common Shares:
	Number	Amount
Balance, April 30, 2010 and October 31, 2010	133,289,472	$83,605,475

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

(b)	Preferred A Shares:

	Number	Amount
Issued	22,000	$2,379,740
Preferred A Warrants and Preferred B Option (note 7(c))	-	(500,000)
Dividends	-	222,836
Issue costs	-	(81,450)
Outstanding, April 30, 2010	22,000	2,021,126
Dividends	-	83,264
Foreign exchange	-	(98,485)
Outstanding, July 30, 2010	22,000	2,005,905
Deficit adjustment on shareholder transaction	-	581,450
Exchanged (note 6(b))	(22,000)	(2,587,355)
Outstanding, October 31, 2010	-	$-

Preferred A Shares

On August 28, 2009, the Company issued 22,000 Series A convertible preferred shares (the “Preferred A Shares”), with a stated value of US$100 for gross proceeds of $2,379,740 (US$2,200,000) and convertible into common shares at US$0.07 per common share.

On July 30, 2010, the Company exchanged 22,000 Preferred A Shares and US$301,069 of accumulated dividends for $2,587,355 (US$2,501,069) of Junior Notes (see note 6 (b)) through a transaction with existing shareholders.  In conjunction with the exchange, the Company recognized a $581,450 deficit adjustment representing the difference between the $2,005,905 carrying value of preferred shares and the $2,587,355 fair value of the convertible note on the exchange date.

Preferred A Shares carried a cumulative quarterly dividend at 5% payable in cash or, at the Company’s discretion, at 7.5% payable in additional Preferred A Shares.  As at July 30, 2010, the Company had declared a total of $306,100 (US$301,069) (April 30, 2010 - $222,836 (US$ 221,507)) of accumulated dividends.  Dividends were calculated at a 15% rate pursuant to the Preferred Share Subscription Agreement because the Company was in default on paying dividends as they came due on a quarterly basis.

(c)	Warrants and Preferred B Option:

	Preferred A Warrants		Preferred B Option		Senior Warrants		Total
	Number	Amount	Number	Amount	Number	Amount	Amount
Outstanding, April 30, 2010	15,400,000	$350,000	-	$150,000	-	$-	$500,000
Senior Warrants (note 6(a))	-	-	-	-	50,000,000	73,500	73,500
Preferred B Option extension note 6 (c))	-	-	-	11,270	-	-	11,270
Outstanding, October 31, 2010	15,400,000	$350,000	-	$161,270	50,000,000	$73,500	$584,770

Preferred A Warrants

In conjunction with the Preferred A Shares issuance, the Company issued 15,400,000 warrants (the “Preferred A Warrants”) to the Series A investors. Each Preferred A Warrant allows the holder to purchase a common share at US$0.25 per share until August 28, 2014.  After May 28, 2010 a cashless conversion option is provided only with respect to Preferred A Warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.  All of the Preferred A Warrants are outstanding as at October 31, 2010 and the Company has no effective registration statement in effect related to the Preferred A Warrant shares.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

Preferred B Option

Junior Note holders have an option (the “Preferred B Option”) to purchase up to 20,000 Series B convertible preferred shares for a stated value of $100 each until November 24, 2010, convertible at US$0.10 per common share.

In conjunction with the Senior Note financing, the Preferred B Option period was extended to May 24, 2011 (note 6(c)).  The $11,270 value of the extension was recognized as a deficit adjustment related to a shareholder transaction.

After 12 months from the date of issue, the Company may force the conversion of the Series B preferred shares provided: i) production from the Deerfield area is 3,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$150,000 per day for the same 20 day period. Should Series B preferred shares having stated value of not less than US$1.8 million be issued, the holders of such shares will have the right to nominate one director to the board of directors of the Company.  As at October 31, 2010 conditions for forced conversion have not been met.

In conjunction with the exercise of the Preferred B Option, the Company will issue up to 10,000,000 warrants. Each warrant allows the holder to purchase a common share at US$0.35 per share for a period of five years from issuance. After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

8.	Consulting Warrants:

In July 2010, the Company engaged an investor relations consultant and issued the consultant 3,600,000 warrants.  The warrants vested immediately, are exercisable at $0.05 and expire on July 30, 2013.     The fair value of the warrants was estimated to be $254,124 using the Black-Scholes pricing model based on a risk free rate of 1.63%, expected volatility of 171% and an expected life of 3 years.

All of the warrants are outstanding at October 31, 2010.

9.	Stock Options:

MegaWest has two equity incentive plans, one intended for Canadian employees and one for US employees .  The number of shares reserved for issuance in aggregate under both plans was limited to 10% of the issued and outstanding common shares of MegaWest.  The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant.  Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

The following table summarizes the changes in stock options:
	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2010	10,698,000	$	US 0.30
Forfeited	(1,900,000)	$	US 0.32
Outstanding, October 31, 2010	8,798,000	$	US 0.30

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

The following table summarizes information about the options outstanding and exercisable at October 31, 2010:

	Options Outstanding			Options Exercisable
Exercise Price	Options	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
US$0.10 - $0.18	5,711,500	1.7 years	US $0.15	2,605,125	US $0.13
US$0.45 - $0.62	2,586,500	0.5 years	US $0.49	2,461,500	US $0.49
US$1.00	500,000	1.3 years	US $1.00	500,000	US $1.00
	8,798,000	1.3 years	US $0.30	5,566,625	US $0.37

10.	Per Share Amounts:

There is no change between the basic and diluted per share amounts as the effects of Preferred A Shares, Preferred A Warrants and Preferred B Option as well as stock options and common share purchase warrants are anti-dilutive.

11.	Contributed Surplus:

Balance, April 30, 2010	$22,706,033
Stock-based compensation expense	186,500
Consulting warrants (note 8)	254,124
Balance, October 31, 2010	$23,146,657

12.	General and Administrative Expenses:

General and administrative expenses for the three and six months ended October 31, 2010 and 2009 and from exploration stage inception on November 1, 2006 to October 31, 2010 are as follows:

					From Exploration Stage Inception on November 1, 2006 through October 31, 2010
	Three months ended October 31		Six months ended October 31
	2010	2009	2010	2009
Stock-based compensation:
Stock options	$86,300	$66,300	$186,500	$130,000	$4,405,578
Shares issued for services	-	-	-	-	1,898,462
Consulting warrants	-	-	254,124	-	1,854,924
Less: capitalized portion	(1,970)	(7,293)	(4,400)	(7,293)	(734,910)
	84,330	59,007	436,224	122,707	7,424,054

Salaries and benefits	239,799	367,864	520,602	685,167	8,842,448
Professional fees	115,500	81,508	235,207	198,477	2,175,790
Investor relations	76,992	11,109	104,702	11,021	1,095,596
Office and administration	33,479	295,102	90,235	586,896	3,550,694
Information technology	8,760	12,466	24,321	14,306	491,581
Less: capitalized portion	(56,776)	(64,552)	(113,553)	(64,552)	(2,714,317)
	417,754	703,497	861,514	1,431,315	13,441,792
	$502,084	$762,504	$1,297,738	$1,554,022	$20,865,846

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

13.	Supplemental Cash Flow Information:

					From Exploration Stage Inception on November 1, 2006 through October 31, 2010
	Three months ended October 31		Six months ended October 31
	2010	2009	2010	2009
Cash interest paid (received)	$92,716	$(1,517)	$114,179	$(3,274)	$(1,022,930)
Cash taxes paid	$-	$-	$-	$-	$-

	October 31, 2010	April 30, 2010
Cash and cash equivalents	$50,528	$152,382
Cash in escrow (note 6(a))	509,950	-
Restricted cash	65,109	64,081
	$625,587	$216,463

Total restricted cash of $65,109 (April 30, 2010 - $64,081) consists of deposits made to secure a letter of credit and corporate credit cards.

On July 30, 2010, the Company converted 22,000 Preferred A Shares plus accumulated dividends thereon into $2,587,355 Junior Notes as disclosed in note 6(b).

14.	Related Party Transactions:

All related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount agreed upon by the transacting parties.  Except as disclosed elsewhere in these financial statements, the Company had the following related party transaction:

During six months ended October 31, 2010, the Company paid $134,035, respectively, (six months ended October 31, 2009 - $38,892) in professional fees by a law firm in which the Corporate Secretary of the Company is a partner, of which $88,882 is included in convertible note transaction costs and $45,163 is included in general and administrative expenses.

15.	Segmented Information:

MegaWest presently has one reportable business segment, that being oil and gas exploration and development. MegaWest’s corporate and administrative operations are carried on in Canada, while all of the oil and gas properties and operations are located in the United States.

	Three months ended October 31, 2010			Three months ended October 31, 2009
	Canada	USA	Total	Canada	USA	Total
Interest income	$-	$-	$-	$1,517	$-	$1,517
Expenses	693,230	1,534	694,764	815,053	57,968	873,021
Loss and comprehensive loss for the period	(693,230)	(1,534)	(694,764)	(813,536)	(57,968)	(871,504)

Oil and gas asset additions, net of pre-commercial sales	7,927	912,155	920,082	-	935,154	935,154
Administrative asset additions	707	-	707	-	-	-

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

	Six months ended October 31, 2010			Six months ended October 31, 2009
	Canada	USA	Total	Canada	USA	Total
Interest income	$-	$-	$-	$3,274	$-	$3,274
Expenses	1,405,179	7,454	1,412,633	1,637,263	85,381	1,722,644
Loss and comprehensive loss for the period	(1,405,179)	(7,454)	(1,412,633)	(1,633,989)	(85,381)	(1,719,370)

Oil and gas assets	1,407,583	24,346,287	25,753,870	1,827,047	21,862,217	23,689,264
Administrative assets	25,627	13,711	39,338	176,346	-	176,346

Oil and gas asset additions, net of pre-commercial sales	67,134	1,294,540	1,361,674	2,837	1,044,725	1,047,562
Administrative asset additions	3,142	-	3,142	-	-	-

16.	Contingency and Contractual Obligation:

(a)	Contingency:

In January 2010, the Company experienced a flood in its office premises as a result of a broken water pipe. There was significant damage to the premises rendering them unusable until remediation had been completed by the landlord. Pursuant to the lease contract, the Company has asserted that rent should be abated during the remediation process and accordingly, the Company has not paid rent since December 2009. During the remediation process, the Company engaged an independent environmental testing company to test for air quality and for the existence of other potentially hazardous conditions. The testing revealed the existence of potentially hazardous mould and the consultant provided specific written instructions for the effective remediation of the premises. During the remediation process, the landlord did not follow the consultant’s instructions and correct the potentially hazardous mould situation and subsequently in June 2010 gave notice and declared the premises to be ready for occupancy. The Company re-engaged the consultant to re-test the premises and the testing results again revealed the presence of potentially hazardous mould. The Company has determined that the premises are not fit for re-occupancy and considers the landlord to be in default of the lease and the lease terminated.

The landlord disputes the Company’s position and has given notice that it considers the Company to be in default of the lease for failure to re-occupy the premises.

In addition, the landlord has claimed that the Company owes monthly rent for the premises from January 2010 to June 30, 2010 in the amount of $234,098 and has claimed that, as a result of the alleged default, pursuant to the terms of the lease, the Company owes three months accelerated rent in the amount of $108,685. The landlord has also asserted that the Company would be liable for an amount up to the full lease obligation of $1,510,187 which otherwise would have been due as follows:

Year Ended April 30
2011	$ 447,714
2012	447,714
2013	447,714
2014	167,674
Thereafter	-
Total	$ 1,510,816

To date, no legal action has been commenced by the landlord and the cost, if any, to the Company is not determinable. Accordingly, no amounts related to rent or the disputed lease obligation have been recorded in these financial statements.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended October 31, 2010
(in Canadian dollars unless otherwise indicated)

(b)	Severance Obligation:

At October 31, 2010 pursuant to employment agreements with three senior officers, the Company is obligated to pay up to $578,000 under certain events around employment termination.